

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 26, 2007

Mail Stop 7010

<u>via U.S. mail and facsimile</u>
Mark S. Berg
Pioneer Southwest Energy Partners, LP
5205 N. O'Connor Blvd. Suite 200
Irving, Texas
75309

> **Re:** **Pioneer Southwest Energy Partners, LP.**
> **Amendment No. 3 Registration Statement on Form S-1**
> **Filed November 7, 2007**
> **File No. 333-144868**

Dear Mr. Berg:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The materials that you have provided in response to prior comment 1 of our letter dated November 7, 2007 do not indicate which of the leases listed in the exhibit to the Plains Marketing L.P. agreement are those in which the company will own a

working interest in following the consummation of the offering. Please inform us of the percentage of total leases listed in the contract that represent leases in which the company will own a working interest in following the consummation of the offering. We may have further comment.

2.   Please expand the risk factor on page 26 to discuss in better detail the arrangements pursuant to which Plains Marketing, L.P., ONEOK Inc. and TEPPCO Crude Oil purchase your productions. For example, disclose that the Partnership, Partnership Predecessor and the individual properties themselves are not and will not be a party to the agreements with Plains Marketing, L.P., ONEOK Inc. or TEPPCO Crude Oil. Disclose that the Partnership, after Closing, pursuant to the provisions of the standard industry joint operating agreements to which the oil and gas properties are subject and to which the Partnership will be a party, will receive its revenues from Pioneer Natural Resources USA, Inc.("Pioneer USA"), as the operator of the underlying oil and gas properties. Disclose that Pioneer USA, as operator, markets the production on behalf of all working interest owners, including the Partnership, and determines in its sole discretion the appropriate arrangements therefor. Finally, disclose the material terms of the arrangements with these companies. For example, disclose that the TEPPCO arrangement is currently month-to-month and may be terminated upon 30 days advance notice, and that the ONEOK agreement expires by its term on March 1, 2008.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: William Finnegan, Esq. (by facsimile)
       R. Winfrey
       S. Buskirk
       A. Parker
       B. Carroll
       M. Duru